REPLICEL LIFE SCIENCES INC.
Suite 900 - 570 Granville Street
Vancouver, BC  V6C 3P1
Telephone: (604) 248-8730  Fax: (604) 248-8690

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 28, 2023

AND

INFORMATION CIRCULAR

January 27, 2023

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

REPLICEL LIFE SCIENCES INC.
Suite 900 - 570 Granville Street
Vancouver, BC  V6C 3P1
Telephone: (604) 248-8730  Fax: (604) 248-8690

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF REPLICEL LIFE SCIENCES INC.:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of RepliCel Life Sciences Inc. (the "Company") will be held at the offices of Clark Wilson LLP, Suite 900, 885 West Georgia Street, Vancouver, BC V6C 3H1 and via ZOOM, on Tuesday, February 28, 2023, at the hour of 2:00 p.m. (Vancouver time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial period ended December 31, 2021, and accompanying report of the auditors;

2. to appoint Mao & Ying LLP as the auditors of the Company for the financial year ending December 31, 2022 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending December 31, 2022;

3. to set the number of directors of the Company for the ensuing year at six (6);

4. to elect, individually, Andrew Schutte, R. Lee Buckler, David Hall, Peter Lewis, Peter Lowry and Gary Boddington as the directors of the Company;

5. to consider and, if thought fit, to approve the Company's new 10% Rolling Stock Option Plan, all as described in the accompanying management information circular (the "Information Circular");

6. to consider and, if thought appropriate, pass an ordinary resolution of the disinterested shareholders authorizing and approving the closing of the issuance of shares on a private placement basis (the "Private Placement") to Jamie Mackay pursuant to which Jamie Mackay, a 10% shareholder of the Company, has subscribed for 3,960,000 units, comprised of 3,960,000 common shares of the Company and 1,980,000 share purchase warrants exercisable at $0.20 per common share for a period of four years from closing of the Private Placement, and the resulting creation of Jamie Mackay as a control person as such term is defined under the policies of the TSX Venture Exchange, all as more particularly described in the accompanying Information Circular; and

7. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of meeting (the "Notice of Meeting").

The board of directors of the Company has fixed January 20, 2023 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered holder of common shares at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered holder of common shares of the Company and are unable to attend the Meeting, please vote by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

In view of COVID-19, the Company asks that, in considering whether to attend the Meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html).  The Company encourages Shareholders not to attend the Meeting in person if experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. The Company may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak. As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting via ZOOM at https://us02web.zoom.us/j/81899092491 Meeting ID: 818 9909 2491. To dial-in by phone find your local number here: https://us02web.zoom.us/u/kpZBAX4Ga.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 27th day of January, 2023.

By Order of the Board of Directors of

REPLICEL LIFE SCIENCES INC.

"Andrew Schutte"

Andrew Schutte
President, Chief Executive Officer and Director

PLEASE VOTE. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

- ii -

REPLICEL LIFE SCIENCES INC.
Suite 900 - 570 Granville Street
Vancouver, BC  V6C 3P1
Telephone: (604) 248-8730  Fax: (604) 248-8690

INFORMATION CIRCULAR
January 27, 2023

INTRODUCTION

This information circular (the "Information Circular") accompanies the notice of annual general and special meeting of shareholders (the "Notice") of RepliCel Life Sciences Inc. (the "Company") and is furnished to shareholders (each, a "Shareholder") holding common shares (each, a "Share") in the capital of the Company in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the "Meeting") of the Shareholders to be held at 2:00 p.m. on Tuesday, February 28, 2023 at the offices of Clark Wilson LLP, Suite 900, 885 West Georgia Street, Vancouver, BC  V6C 3H1 and via ZOOM at https://us02web.zoom.us/j/81899092491 Meeting ID: 818 9909 2491, or at any adjournment or postponement thereof. All references to Shareholders in this Information Circular are to registered Shareholders unless specifically stated otherwise.

Date and Currency

The date of this Information Circular is January 27, 2023. Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

COVID

In view of COVID-19, the Company asks that, in considering whether to attend the Meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html).  The Company encourages Shareholders not to attend the Meeting in person if experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. The Company may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak. As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting via ZOOM at https://us02web.zoom.us/j/81899092491 Meeting ID: 818 9909 2491. To dial-in by phone find your local number here: https://us02web.zoom.us/u/kpZBAX4Ga.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. Each Shareholder is entitled to one vote for each Share that such Shareholder holds on January 20, 2023 (the "Record Date") on the resolutions to be voted upon at the Meeting, and any other matter to properly come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are proposed directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

The Shareholder may vote by mail, by telephone or via the Internet by following instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. The Chairman of the Meeting, in his sole discretion, may accept completed forms of proxy on the day of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

Each Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

A proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to the names of all Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by his, her or its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his, her or its broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his, her or its Shares.

Beneficial Shareholders consist of non-objecting beneficial owners and objecting beneficial owners. A non-objecting beneficial owner is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators. An objecting beneficial owner means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under NI 54-101.

The Company is sending proxy-related materials directly to non-objecting beneficial owners of the Shares. The Company will not pay for the delivery of proxy-related materials to objecting beneficial owners of the Shares under NI 54-101 and Form 54-107F1 - Request for Voting Instructions Made by Intermediarty. The objecting beneficial owners of the Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value and an unlimited number of preference shares without par value. As of the Record Date, determined by the board of directors of the Company (the "Board") to be the close of business on the Record Date, a total of 54,362,307 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement thereof.

At the Meeting, the votes of holders of Shares will be aggregated on all matters to be approved at the Meeting. To the knowledge of the directors or executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to the Shares, other than as set forth below:

Name of Shareholder	Number of Shares Owned	Percentage of Outstanding Shares(1)
Andrew Schutte	13,242,450(2)	24.36%
Jamie MacKay	6,013,037(3)	11.06%

(1) Based on 54,362,307 Shares issued and outstanding as of January 20, 2023.

(2) Does not include: (i) 303,030 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Schutte, (ii) 355,000 options held directly by Mr. Schutte, each of which is exercisable into one Share, of which 30,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 325,000 are exercisable at a price of $0.40 until June 14, 2026 and (iii) 4,723,526 warrants, each of which is exercisable into one Share, of which 562,750 are exercisable at a price of $0.36 per Share until July 15, 2023, 1,051,151 are exercisable at a price of $0.40 per Share until May 4, 2025 and 3,109,625 are exercisable at a price of $0.20 per Share until December 30, 2025.

(3) Does not include 2,851,000 warrants, each of which is exercisable into one Share, of which 1,117,917 are exercisable at a price of $0.36 per Share until July 15, 2023, 1,058,083 are exercisable at a price of $0.40 per Share until May 4, 2025 and 675,000 are exercisable at a price of $0.20 per Share until December 30, 2025.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2021, together with the auditor's report thereon, will be presented to the Shareholders at the Meeting. The Company's financial statements and management discussion and analysis are available on SEDAR at www.sedar.com.

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at six (6). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends the approval of setting the number of directors of the Company at six (6).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's articles or until such director's earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy, all of whom are presently members of the Board.

The Company's Articles contain an advance notice provision (the "Advance Notice Provision") of the nomination of directors in certain circumstances. To be timely, the advance notice by the nominating Shareholder (the "Nominating Shareholder") must be made:

(a) in the case of an annual meeting of Shareholders, not less than 30 and not more than 65 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder is to be made not later than the close of business on the 10th day after the Notice Date in respect of such meeting; and

(b) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made.

No nominations of directors for the Meeting by the Nominating Shareholders were received in accordance with the provisions of the Advance Notice Provision.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
Andrew Schutte(5) Arizona, United States President, CEO and Director

Mr. Schutte was the Chief Technology Officer with MainPointe Pharmaceuticals from November 2016 to June 2022.  Mr. Schutte was a VBA Programmer with Gerimed Inc. from February 2012 to February 2016, a US based company which provides independent pharmacies servicing long-term care and home care patients access to cost effective solutions.  He is the President and sole proprietor of two oil related LLCs, Nolan Olbohrung LLC and Valence Oil LLC.

		December 14, 2018 to date	13,242,450(6)
David Hall(3)(4)(5) British Columbia, Canada Chairman of the Board and Director

Mr. Hall has more than two decades of experience in the life sciences industry. From 1994 through 2008, he served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a past member of the University of British Columbia's Tech Equity Investment Committee, a director and Chairman of the Audit Committee of GLG Lifetech Corporation, as well as Advantage BC.  Mr. Hall currently serves as a director of Avricore Health Inc.

		December 22, 2010 to date	858,132(7)

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
Peter Lewis(3)(4) British Columbia, Canada Director

Mr. Lewis is a partner with Lewis and Company, a firm specializing in taxation law since 1993. His areas of expertise include tax planning, acquisitions and divestitures, reorganizations and estate planning. He is a sought after educator, having taught and presented taxation courses at the Institute of Chartered Professional Accountants of British Columbia and the Canadian Tax Foundation.

		May 27, 2011 to date	609,420(8)

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
R. Lee Buckler(5) British Columbia, Canada Director

Mr. Buckler has been an executive in the cell therapy sector since 2000 beginning with Malachite Management in the Stem Cell Technologies group of companies and as Executive Director of the International Society of Cellular Therapy from 2000-2006. Since 2016 he has been a member of the Company, a publicly traded biotechnology company for which he served as Vice President of Business Development 2014-16 and as its President and CEO 2016-2022.  Lee is a founder and shareholder of HighMont Advisors, Inc. and its wholly owned subsidiary HighMont Capital Management, Inc. He acts as principal advisor to HighMont's clients and as managing director of its life sciences division operating under the Cell Therapy Group brand which he founded in 2008. Lee contributes on restructuring and turnaround projects as part of  HighMont's Restructure Advisors team. He is on the advisory boards of Validus Therapeutics (Colorado, USA), Celaid Therapeutics (Tokyo, Japan), and RoosterBio (Maryland, USA). Lee is also currently acting as the Senior Vice President of Advanced Therapies for Blood Centers of America, a cooperative of over 65 independent blood and tissue centers operating over 500 facilities in 43 states collecting over 50% of the US blood supply and providing starting material and other manufacturing-related services to companies developing and suppling advanced therapy products such as cell, gene, and tissue therapies worldwide. Mr. Buckler has a Bachelor's Degree in Education and a Law Degree (JD) from the University of British Columbia.  After law school, he did a one year judicial clerkship with the B.C. Supreme Court and was a practicing attorney for three years at Edwards, Kenny & Bray.  Lee has worked for tools and reagent companies, services companies, non-profits, therapeutic developers, and investors in the advanced therapy with a particular focus on cell-based therapies. He has led teams executing deals in Europe, North America and Asia including Japan and China. He has particular depth of expertise and experience in the regenerative medicine industry in Japan. He is on the editorial advisory boards of the journal Regenerative Medicine and the BioProcess International magazine. He is an active member of the Alliance for Regenerative Medicine and the International Society for Cell and Gene Therapy. He co-founded Cell Therapy News, founded the Cell Therapy Blog, founded and continues to manage the LinkedIn Cell Therapy Industry Group, and is an active industry commentator in publications and in social media.

		January 1, 2016 to date	6,808(9)

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
Peter Lowry(3)(4)(5) Auckland, New Zealand Director

Mr. Lowry is an experienced executive having held a number of governance roles in New Zealand and overseas . As a director and consultant he is focused on business strategy and improvement across the private sector and government agencies including healthcare. His consulting and management experience include; managing one of the largest Cardiac services in Australasia, leading a large orthopaedic surgeon company, and the development and operational management of a number of orthopaedic joint-ventures that leverage intellectual property across a range of clinical, rehab and commercial settings.

		December 14, 2018 to date	1,193,426(10)
Gary Boddington British Columbia, Canada Director

Mr. Boddington has been the Chief Executive Officer of PlayWize Technology Inc., a private information technology and services company specializing in products empowering the sporting ecosystem, since 2017.  He is experienced in founding and leading global companies, exploring new markets, launching new products, and raising capital.  Mr. Boddington has worked with founders, shareholders and boards of directors in public and private entities. He founded a business intelligence company which was acquired by a FTSE 100 company, was an early team member of Canada's first listed blockchain company which did pioneering pilot projects with major brands globally, and most recently was an independent director of a Vancouver fintech company which had a $100million+ exit.

		June 1, 2021 to date	314,815(11)

(1) Information has been furnished by the respective nominees individually.

(2) The information as to Shares beneficially owned, or over which a nominee exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective nominees as at January 20, 2023.

(3) Member of the Audit Committee of the Company.

(4) Member of the Nominating, Compensation and Corporate Governance Committee of the Company.

(5) Member of the Operations Committee of the Company.

(6) Does not include 303,030 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Schutte, 355,000 options held directly by Mr. Schutte, each of which is exercisable into one Share, of which 30,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 325,000 are exercisable at a price of $0.40 per Share until June 14, 2026, 4,723,526 warrants, each of which is exercisable into one Share, of which 562,750 are exercisable at a price of $0.36 per Share until July 15, 2023, 1,051,151 are exercisable at a price of $0.40 per Share until May 4, 2025 and 3,109,625 are exercisable at a price of $0.20 per Share until December 30, 2025.

(7) Does not include 100,000 Shares held by Mr. Hall's wife over which Mr. Hall does not exercise control or direction. Does not include 45,454 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Hall and 250,000 options held directly by Mr. Hall, each of which is exercisable into one Share, of which 100,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 150,000 are exercisable at a price of $0.40 per Share until June 14, 2026.

(8) 207,843 of these Shares are held directly and 401,577 Shares are held indirectly through Peter W. Lewis Inc., a private company controlled by Peter Lewis. Does not include 45,454 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Lewis, 125,000 options held directly by Mr. Lewis, each of which is exercisable into one Share, of which 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 75,000 are exercisable at a price of $0.40 per Share until June 14, 2026 and 50,000 warrants held indirectly by Mr. Lewis, each of which is exercisable into one Share at a price of $0.20 per Share until December 30, 2025.

(9) Does not include 640,000 options, each of which is exercisable into one Share, of which 400,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 240,000 are exercisable at a price of $0.40 per Share until June 14, 2026.

(10) Does not include 380,000 options held directly by Mr. Lowry, each of which is exercisable into one Share, of which 80,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 300,000 are exercisable at a price of $0.40 per Share until June 14, 2026 and 50,200 warrants, each of which is exercisable into one Share at a price of $0.20 per Share until December 30, 2025.

(11) Does not include 150,000 options held directly by Mr. Boddington, each of which is exercisable into one Share, at a price of $0.40 per Share until June 14, 2026 and 50,000 warrants, each of which is exercisable into one Share at a price of $0.20 per Share until December 30, 2025.

Management does not contemplate that any of its nominees will be unable to serve as directors.  If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares represented by proxy for the election of any other persons as directors.

The Company operates with a standing Audit Committee, a Nominating, Compensation and Corporate Governance Committee and an Operations Committee.  David Hall, Peter Lewis and Peter Lowry are members of the Audit Committee and the Nominating, Compensation and Corporate Governance Committee and David Hall, R. Lee Buckler, Andrew Schutte and Peter Lowry are members of the Operations Committee.

Management recommends the election of each of the nominees listed above as a director of the Company.

Orders

Except as disclosed below, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Peter Lewis is a director of Landstar Properties Inc. ("Landstar"), a company listed on the TSX Venture Exchange (the "TSXV"). On May 11, 2010, while Mr. Lewis was a director of Landstar, Landstar became subject to a cease trade order issued by the British Columbia Securities Commission as a result of the failure to file financial statements (the "BCSC CTO") and a cease trade order issued by the Alberta Securities Commission on August 10, 2010 as a result of the failure to file financial statements (together with the BCSC CTO, the "Cease Trade Orders").  The Cease Trade Orders remain in effect.

David Hall was a director of GLG Life Tech Corporation ("GLG Life Tech"), a company listed on the Toronto Stock Exchange, which has been the subject of cease trade orders issued by the British Columbia Securities Commission on May 2, 2012, by the Manitoba Securities Commission on July 9, 2012 and by the Ontario Securities Commission on May 4, 2012.  The cease trade orders were issued because GLG Life Tech failed to file by the required deadline certain continuous disclosure documents. The cease trade orders were revoked by the British Columbia Securities Commission on June 13, 2013 and by the Ontario and Manitoba Securities Commissions on June 17, 2013.

The British Columbia Securities Commission, as principal regulator, issued a Management Cease Trade Order (the "MCTO") against the Company on May 3, 2022 in connection with the late filing of the Company's annual financial statements, management's discussion and analysis and officer's certification for the year ended December 31, 2021.  Mr. R. Lee Buckler was the Chief Executive Officer of the Company and each of David Hall, Peter Lewis, Peter Lowry, Andrew Schutte and Gary Boddington were directors of the Company at the time of the issuance of the MCTO.  The MCTO was revoked by the British Columbia Securities Commission on July 7, 2022.

Bankruptcies

To the best of management's knowledge, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

Penalties and Sanctions

To the best of management's knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Statement of Executive Compensation:

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

"NEO" or "named executive officer" means:

(a) each individual who served as chief executive officer ("CEO") of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year,

(b) each individual who served as chief financial officer ("CFO") of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year,

(c) the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year, and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries (if any), nor acting in a similar capacity, at the end of that financial year;

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

"underlying securities" means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or any subsidiary thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof for each of the two most recently completed financial years, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites(1) ($)	Value of All Other Compensation ($)	Total Compensation ($)
Andrew Schutte(2) CEO, President and Director	2021 2020	Nil Nil	Nil Nil	14,500 13,750	Nil Nil	Nil Nil	14,500 13,750
Simon Ma(3) CFO	2021 2020	Nil Nil	Nil Nil	Nil Nil	Nil Nil	96,000 96,000	96,000 96,000
Austring, Ben(4) Corporate Secretary	2021 2020	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A N/A
Dr. Rolf Hoffmann(5) Chief Medical Officer	2021 2020	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 18,358	Nil 18,358
David Hall(6) Chairman and Director	2021 2020	Nil Nil	Nil Nil	21,750 23,000	Nil Nil	Nil Nil	21,750 23,000
Peter Lewis(7) Director	2021 2020	Nil Nil	Nil Nil	15,500 17,750	Nil Nil	Nil Nil	15,500 17,750
Peter Lowry(8) Director	2021 2020	Nil Nil	Nil Nil	15,250 16,750	Nil Nil	Nil Nil	15,250 16,750
Gary Boddington(9) Director	2021 2020	Nil N/A	Nil N/A	8,083 N/A	Nil N/A	Nil N/A	8,083 N/A
R. Lee Buckler(10) Director and Former President, CEO, Corporate Secretary	2021 2020	240,000 240,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	240,000 240,000

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites(1) ($)	Value of All Other Compensation ($)	Total Compensation ($)
Larissa Huang(11) Former Director	2021 2020	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil
Gavin Ye(12) Former Director	2021 2020	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil

(1) "Perquisites" include perquisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director's total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director's salary for the financial year if the NEO or director's total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director's total salary for the financial year is $500,000 or greater.

(2) Andrew Schutte has been a director of the Company since December 14, 2018 and the CEO and President of the Company since November 28, 2022.

(3) Simon Ma has been the CFO of the Company since October 17, 2018.

(4) Ben Austring has been the Corporate Secretary of the Company since December 30, 2022.

(5) Rolf Hoffman has been the Chief Medical Officer of the Company since December 22, 2010.

(6) David Hall has been a director of the Company since December 22, 2010 and the Chairman since January 1, 2016.

(7) Peter Lewis has been a director of the Company since May 27, 2011.

(8) Peter Lowry has been a director of the Company since December 14, 2018.

(9) Gary Boddington has been a director of the Company since June 1, 2021.

(10) R. Lee Buckler has been a director of the Company since January 1, 2016.  He was the President and CEO from January 1, 2016 to November 28, 2022 and the Corporate Secretary from June 13, 2016 to November 28, 2022.

(11) Larissa Huang was a director of the Company from December 14, 2018 until December 8, 2020.

(12) Gavin Ye was a director of the Company from December 18, 2019 until December 8, 2020.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended December 31, 2021 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities/Number of Underlying Securities /Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
Andrew Schutte CEO, President and Director	Stock Options	325,000 / 325,000 / 11.50%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
Simon Ma CFO	Stock Options	50,000 / 50,000 / 1.77%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
Dr. Rolf Hoffmann Chief Meditcal Officer	Stock Options	75,000 / 75,000 / 2.65%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
David Hall Chairman and Director	Stock Options	150,000 / 150,000 / 5.31%	June 15, 2021	0.40	0.405	0.23	June 14, 2026

Name and Position	Type of Compensation Security	Number of Compensation Securities/Number of Underlying Securities /Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
Peter Lewis Director	Stock Options	75,000 / 75,000 / 2.65%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
Peter Lowry Director	Stock Options	300,000 / 300,000 / 10.62%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
Gary Boddington Director	Stock Options	150,000 / 150,000 / 5.31%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
R. Lee Buckler Director and the former President, CEO and Corporate Secretary	Stock Options	240,000 / 240,000 / 8.50%	June 15, 2021	0.40	0.405	0.23	June 14, 2026
Larissa Huang Former Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Gavin Ye Former Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A

As at December 31, 2021:

(a) Andrew Schutte, the CEO, President and a director of the Company, owned an aggregate of 355,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share. Of these 30,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 325,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(b) Simon Ma, the CFO of the Company, owned an aggregate of 100,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share.  Of these, 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 50,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(c) Rolf Hoffman, the Chief Medical Officer of the Company, owned an aggregate of 150,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 75,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 75,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(d) David Hall, the Chairman and a director of the Company, owned an aggregate of 250,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 100,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 150,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(e) Peter Lewis, a director of the Company, owned an aggregate of 125,000 compensation securities, comprised solely of stock options, each of which is exercise into one Share. Of these 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 75,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(f) Peter Lowry, a director of the Company, owned an aggregate of 380,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share.  Of these 80,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 300,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(g) Gary Boddington, a director of the Company, owned an aggregate of 150,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share at a price of $0.40 per Share until June 14, 2026;

(h) R. Lee Buckler, director of the Company and the former the President, CEO and Corporate Secretary of the Company, owned an aggregate of 640,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 400,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 240,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(i) Larissa Huang, a former director of the Company, did not own any compensation securities; and

(j) Gavin Ye, a former director of the Company, did not own any compensation securities.

Stock Option Plans and Other Incentive Plans

The Company's current stock option plan (the "2014 Plan"), which it adopted in 2014, is a "rolling" stock option plan, whereby the aggregate number of Shares reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Company, shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted. The 2014 Plan provides that the Board may, from time to time, in its discretion, grant to directors, officers, employees, consultants and other personnel stock options to purchase common shares of the Company. As at January 20, 2023, there were 2,775,000 options outstanding under the 2014 Plan. The Shareholders re-approved the 2014 Plan at the Company's annual general and special meeting held on November 30, 2021.

The purpose of the 2014 Plan is to advance the interests of the Company and its Shareholders by attracting, retaining and motivating selected directors, officers, employees, consultants and management company employees of the Company of high caliber and potential and to encourage and enable such persons to acquire an ownership interest in the Company.

The following information is intended as a brief description of the 2014 Plan and is qualified in its entirety by the full text of the 2014 Plan:

1. The Board (which for the purposes of the 2014 Plan includes any committee setup by the Board to govern the stock options, including the Nominating, Compensation and Corporate Governance Committee (the "NCCG Committee") shall establish the exercise price at the time each option is granted, subject to the following conditions:

(a) if the Shares are listed on the TSXV, the exercise price will not be less than the minimum prevailing price permitted by the TSXV policies;

(b) if the Shares are not listed, posted and trading on any stock exchange or bulletin board, then the exercise price will be determined by the Board at the time of granting;

(c) if an option is granted within 90 days of a distribution by a prospectus by the Company, the exercise price will not be less than the price that is the greater of the minimum prevailing price permitted by TSXV policies and the per Share price paid by public investors for Shares acquired under the distribution by the prospectus, with the 90 day period beginning on the date a final receipt is issued for the prospectus; and

(d) in all other cases, the exercise price shall be determined in accordance with the rules and regulations of any applicable regulatory bodies.

2. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of Shares in respect of the expired or terminated option shall again be available for an option grant under the 2014 Plan.

3. All options granted under the 2014 Plan may not have an expiry date exceeding 10 years from the date on which the option is granted.

4. Options granted to any one individual in any 12 month period cannot exceed more than 5% of the issued Shares of the Company, unless the Company has obtained disinterested Shareholder approval.

5. Options granted to any one consultant in any 12 month period cannot exceed more than 2% of the issued Shares of the Company, without the prior consent of the TSXV.

6. Options granted to all persons, in aggregate, conducting investor relations activities in any 12 month period cannot exceed more than 2% of the issued Shares, without the prior consent of the TSXV.

7. The 2014 Plan provides that options issued to optionees performing investor relations activities will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

8. If a director, employee or consultant of the Company is terminated for cause or resigns, then any option granted to the option holder will terminate immediately upon the option holder ceasing to be a director, employee, or consultant by reason of termination for cause or by resignation.

9. If an option holder ceases to be a director, employee or consultant of the Company (other than by reason of death, disability, resignation or termination of services for cause), as the case may be, then any option granted to the option holder that had vested and was exercisable on the date of termination will expire on the earlier of the expiry date and the date that is 90 days following the date that the option holder ceases to be a director, employee or service provider of the Company.

10. If an option holder dies, the option holder's lawful personal representatives, heirs or executors may exercise any option granted to the option holder that had vested and was exercisable on the date of death until the earlier of the expiry date and one year after the date of death of the option holder.

11. If an option holder ceases to be a director, employee or consultant as a result of a disability, the option holder may exercise any option granted to the option holder that had vested and was exercisable on the date of disability until the earlier of the expiry date and 90 days after the date of disability.

12. Stock options granted to directors, employees or consultants will vest when granted unless determined by the Board on a case by case basis, other than options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

13. The 2014 Plan will be administered by the Board (which for the purposes of the 2014 Plan includes any committee setup by the Board to govern the stock options, including the NCCG Committee) who will have the full authority and sole discretion to grant options under the 2014 Plan to any eligible party, including themselves.

14. Options granted under the 2014 Plan shall not be assignable or transferable by an option holder.

15. The Board may, from time to time, subject to regulatory or Shareholder approval, if required under the policies of the TSXV, amend or revise the terms of the 2014 Plan.

The 2014 Plan provides that other terms and conditions may be attached to a particular stock option at the discretion of the Board.

Employment, Consulting and Management Agreements

Consulting Agreement: Andrew Schutte

Pursuant to a consultant agreement, effective November 28, 2022, between Andrew Schutte and the Company, Mr. Schutte serves as President and Chief Executive Officer of the Company and President and Chief Executive Officer of TrichoScience Innovations Inc. for a base salary of CDN$4,000 per month (CDN$48,000 per annum.) At Mr. Schutte's discretion, until such time that the Company is deemed to be in an adequate financial position, Mr. Schutte intends to accept his compensation in shares for debt. Under the agreement, Mr. Schutte will be eligible to participate in a bonus plan as and when established by the Company, Mr. Schutte may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time.

Consulting Agreement: Simon Ma

The Company entered into a consulting agreement dated effective October 17, 2018 with Simon S. Ma Corporation, a company wholly owned by Simon Ma, the CFO of the Company, pursuant to which Simon Ma provides the Company with financial and accounting services. The Company has agreed to pay Simon S. Ma Corporation a consulting fee of $8,000 plus GST for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days' written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Ma.

Employment Agreement: Lee Buckler

Pursuant to an employment agreement, effective as of January 1, 2016, between Lee Buckler and the Company, Mr. Buckler serves as President, Chief Executive Officer and Corporate Secretary of the Company and President and Chief Executive Officer of TrichoScience Innovations Inc. for a base salary of $240,000 per annum. Under the agreement, Mr. Buckler will be eligible to participate in a bonus plan as and when established by the Company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by the Board. Mr. Buckler was entitled to receive a retention bonus where the Company will pay $45,000 on the earlier of April 30, 2016 or 30 days after the Company completes an equity financing with minimum gross proceeds of $3,000,000. Mr. Buckler received the $45,000 bonus during the year ended December 31, 2016.  Mr. Buckler may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If Mr. Buckler's employment is terminated for any reason other than for just cause, the Company will pay Mr. Buckler: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for the first year of employment or a lump sum amount as severance compensation equal to twelve months of base salary after the first year of employment plus an additional two months of base salary for each full year of employment after the initial year up to a maximum of eighteen months of base salary, and a lump sum payment as compensation for the loss of Mr. Buckler's entitlement to benefits up to a maximum of $100,000. Mr. Buckler resigned as the President and CEO of the Company on November 28, 2022 and his employment agreement terminated on his resignation. Mr. Buckler did not receive any compensation relating to the termination of his employment agreement.

Director's Services Agreement: David Hall

Pursuant to a director's services agreement dated January 1, 2016, Mr. Hall serves as the Chairman and a member of the Board. In consideration, the Company has agreed to pay an annual retainer of $15,000 to serve as the Chairman, an annual retainer of $10,000 to serve as a director, a fee of $1,000 per Board meeting, a fee of $1,000 per Audit Committee meeting and $1,000 per NCCG meeting.

Consulting Agreement: Ben Austring

The Company entered into a consulting agreement dated effective November 1, 2022 with Ben Austring Ltd., a sole proprietorship company wholly owned by Ben Austring, pursuant to which Ben Austring provides the Company with legal advisory services and management of operations services. The Company has agreed to pay Ben Austring a consulting fee of $4,000 plus GST for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days' written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Austring.

Oversight and Description of Director and NEO Compensation

Compensation Process

The Company appointed the NCCG Committee in October 2013, which currently is comprised of David Hall, Peter Lewis (Chair) and Peter Lowry.

Among other duties, the NCCG Committee reviews and recommends to the Board for approval, policies relating to compensation of the Company's executive officers and reviews the performance of the Company's executive officers and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company's executive officers.

When determining the compensation of its officers, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Accordingly, the Board relies on a number of factors including such input from the NCCG Committee, and through various discussions and without any formal objectives, criteria or analysis, in determining the compensation of its executive officers, as well as employees and consultants. The NCCG Committee ensures that the total compensation paid to all NEOs and directors is fair and reasonable and is consistent with the Company's compensation philosophy. The final decision upon compensation is made by the Board.

The NCCG Committee reviews at least annually the corporate goals and objectives of the Company's executive compensation plans, incentive-compensation and equity based plans and other general compensation plans (collectively, the "Company Plans") and, if appropriate, recommends that the Board amend these goals and objectives. The NCCG Committee also reviews at least annually the Company Plans in light of the Company's goals and objectives with respect to such plans, and, if the NCCG Committee deems it appropriate, recommend to the Board the adoption of new, or the amendment of existing, Company Plans.

Goals and Objectives

The overall objective of the Company's compensation strategy is to offer medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Company currently has medium-term and long-term compensation components in place, such as the stock options granted which have expiry dates in 2023 through 2026, respectively. The Company intends to further develop these compensation components. The objectives of the Company's compensation policies and procedures are to align the interests of the Company's employees with the interests of the Shareholders. Therefore, a significant portion of the total compensation is based upon overall corporate performance. The Company relies on Board discussion without a formal agenda for objectives, criteria and analysis when determining executive compensation. There are no formal performance goals or similar conditions that must be satisfied in connection with the payment of executive compensation.

The Company directly, or indirectly, through companies managed by NEOs, pays management fees to NEOs. The Company also chooses to grant stock options to NEOs and directors to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium-term compensation component. In the future, the Board may also consider the grant of options to purchase Shares of the Company with longer future vesting dates to satisfy the long-term compensation component.

Executive Compensation Program

Executive compensation is comprised of two elements: base fee or salary and long-term incentive compensation (stock options). The Board reviews both components in assessing the compensation of individual executive officers and of the Company as a whole.

Base fees or salaries are intended to provide current compensation and a short-term incentive for executive officers to meet the Company's goals, as well as to remain competitive within the industry. Base fees or salaries are compensation for job responsibilities and reflect the level of skills, expertise and capabilities demonstrated by the executive officers.

Stock options are an important part of the Company's long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Company's shares over a stated period of time, and are intended to reinforce commitment to long-term growth and Shareholder value. Stock option grants reward overall corporate performance as measured through the price of the Shares and enables executives to acquire and maintain a significant ownership position in the Company. See "Stock Options and Other Compensation Securities" above.

The Company has not retained a compensation consultant or advisor to assist the Board in determining compensation for any of the Company's directors or officers. Given the Company's current stage of development, the Company has not considered the implications of the risks associated with the Company's compensation practices. The Company has not adopted any policies with respect to whether NEOs and directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Pension Plan Benefits

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2021, the number of securities to be issued upon exercise of outstanding stock options, the weighted-average exercise price and the number of securities remaining to be issued under equity compensation plans approved and not approved by the Shareholders:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans ( excluding securities reflected in column (a))(2)
Equity compensation plans approved by security holders	2,825,000	$0.41	670,920
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,825,000	$0.79	670,920

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2) The 2014 Plan is a rolling stock option plan under which the Company can issue such number of options as is equal to 10% of the Company's issued and outstanding Shares from time to time. As of January 20, 2023, there were 54,362,307 Shares outstanding and the Company could issue up to 5,436,230 options to acquire Shares on such date.

Effective as of January 27, 2023, the Board adopted a 10% Rolling Stock Option Plan (the "Plan"). If the Plan is adopted at the Meeting, no further stock options will be granted under the 2014 Plan.

The Plan is subject to the approval of the Shareholders and the TSXV. At the Meeting, Shareholders will be asked to approve the Plan. See "Particulars of Matters to be Acted Upon - Approval of 10% Rolling Stock Option Plan", below for a summary of the Plan. If the TSXV finds the disclosure to Shareholders to be inadequate, then Shareholder approval may not be accepted by the TSXV.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors' or executive officers' indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares, or who exercises control or direction of Shares, or a combination of both, carrying more than 10% of the voting rights attached to the Shares outstanding (each, an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, other than an interest arising solely from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders.

APPOINTMENT OF AUDITOR

It is proposed that Mao & Ying LLP ("Mao & Ying") of 1488 - 1188 W. Georgia St., Vancouver, BC V6E 4A2 be appointed as auditor of the Company for the financial year ending December 31, 2022.

BDO LLP ("BDO") issued a resignation letter on its own initiative as auditors of the Company effective July 15, 2022. Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the Board is entitled to fill any causal vacancy in the office of auditor. Effective December 6, 2022, the Board appointed Mao & Ying to the position of auditor for the Company until the Meeting. Attached as Schedule "A" to this Information Circular are the reporting packages consisting of: (a) Notices of Change of Auditor and (b) letters addressed to certain securities regulators from BDO and Mao & Ying with respect to the change of auditor.

At the Meeting, shareholders will be asked to vote for the appointment of Mao & Ying, to serve as auditor of the Company for the Company's fiscal year ending December 31, 2022 at a remuneration to be fixed by the Board.

Management of the Company recommends that Shareholders vote for the appointment of Mao & Ying, as the Company's auditors for the Company's fiscal year ending December 31, 2022 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2022.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding the composition of the audit committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its audit committee (the "Audit Committee").

Audit Committee Charter

The following Audit Committee charter (the "Audit Committee Charter") was adopted by the Company's Audit Committee and the Board:

Purpose of the Audit Committee

The Audit Committee is a standing committee of the Board. The role of the Audit Committee is to:

(a) assist the Board in its oversight responsibilities by reviewing: (i) the Company's consolidated financial statements, the financial and internal controls and the accounting, audit and reporting activities, (ii) the Company's compliance with legal and regulatory requirements, (iii) the external auditors' qualifications and independence, and (iv) the scope, results and findings of the Company's external auditors' audit and non-audit services;

(b) prepare any report of the Audit Committee required to be included in the Company's annual report or proxy material; and

(c) take such other actions within the scope of this Audit Committee Charter as the Board may assign to the Audit Committee from time to time or as the Audit Committee deems necessary or appropriate.

Composition, Operations and Authority

Composition

The Audit Committee shall be composed of a minimum of three members of the Board. A majority of the members of the Audit Committee shall be independent as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities (collectively, the "Applicable Law"). Each member of the Audit Committee shall be "financially literate" and at least one member of the Audit Committee shall be a "financial expert", as such terms are defined by the Applicable Law.

Members of the Audit Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal. Any member of the Audit Committee may be removed by the Board in its discretion.  However, a member of the Audit Committee shall automatically cease to be a member of the Audit Committee upon either ceasing to be a director of the Board or, if applicable, ceasing to be independent as required in this Section 2 of this Audit Committee Charter. Vacancies on the Audit Committee will be filled by the Board.

Authority

The authority of the Audit Committee is subject to the provisions of this Audit Committee Charter, the constating documents of the Company, such limitations as may be imposed by the Board from time to time and Applicable Law.

The Audit Committee shall have the authority to: (i) retain (at the Company's expense) its own legal counsel and other advisors and experts that the Audit Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company. In addition, the Audit Committee shall have the authority to request any officer, director or employee of the Company, or any other persons whose advice and counsel are sought by the Audit Committee, such as members of the Company's management or the Company's outside legal counsel and external auditors, to meet with the Audit Committee or any of its advisors and to respond to their inquiries. The Audit Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities.

The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Audit Committee Charter.

Operations

The Board may appoint one member of the Audit Committee to serve as chair of the Audit Committee (the "Chair"), but if it fails to do so, the members of the Audit Committee shall designate a Chair by majority vote of the full Audit Committee to serve at the pleasure of the majority of the full Audit Committee. If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, an acting Chair for the meeting shall be chosen by majority vote of the Audit Committee from among the members present. In the case of a deadlock on any matter or vote, the Chair shall refer the matter to the Board. The Audit Committee may appoint a secretary who need not be a director of the Board or Audit Committee.

The Chair shall preside at each meeting of the Audit Committee and set the agendas for the Audit Committee meetings. The Audit Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company's constating documents or this Audit Committee Charter.

The Audit Committee shall meet (in person or by telephonic meeting) at least quarterly or more frequently as circumstances dictate. As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board approve the annual audited financial statements, the Audit Committee shall meet in a separate session with the external auditors and, if desired, with management and/or the internal auditor. In addition, the Audit Committee or the Chair shall meet with management quarterly to review the Company's financial statements and the Audit Committee or a designated member of the Audit Committee shall meet with the external auditors to review the Company's financial statements on a regular basis as the Audit Committee may deem appropriate. The Audit Committee shall maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company's records.

Except as otherwise required by the Company's constating documents, a majority of the members of the Audit Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Audit Committee. The Audit Committee may also act by unanimous written consent in lieu of a meeting.

Responsibilities and Duties

The Audit Committee's primary responsibilities are to:

General

(a) review and assess the adequacy of this Audit Committee Charter on an annual basis and, where necessary or desirable, recommend changes to the Board;

(b) report to the Board regularly at such times as the Chair may determine to be appropriate but not less frequently than four times per year;

(c) follow the process established for all committees of the Board for assessing the Audit Committee's performance;

Review of Financial Statements, MD&A and other Documents

(d) review the Company's financial statements and related management's discussion and analysis and any other annual reports or other financial information to be submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the external auditors before they are approved by the Board and publicly disclosed;

(e) review with the Company's management and, if applicable, the external auditors, the Company's quarterly financial statements and related management's discussion and analysis, before they are released;

(f) ensure that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements other than the disclosure referred to in the two immediately preceding paragraphs and periodically assess the adequacy of such procedures;

(g) review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

(h) review with the Company's management any press release of the Company which contains financial information;

(i) review analyses prepared by management and/or the external auditors setting forth significant reporting issues and judgments made in connection with the preparation of the Company's financial statements;

External Auditors

(j) recommend external auditors' nominations to the Board to be put before the shareholders for appointment and, as necessary, the removal of any external auditors in office from time to time;

(k) approve the fees and other compensation to be paid to the external auditors;

(l) pre-approve all significant non-audit engagements to be provided to the Company with the external auditors;

(m) require the external auditors to submit to the Audit Committee, on a regular basis (at least annually), a formal written statement delineating all relationships between the external auditors and the Company and discuss with the external auditors any relationships that might affect the external auditors' objectivity and independence;

(n) recommend to the Board any action required to ensure the independence of the external auditors;

(o) advise the external auditors of their ultimate accountability to the Board and the Audit Committee;

(p) oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the Company;

(q) evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Company, (ii) considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors' qualifications, independence and performance;

(r) present the Audit Committee's conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

(s) obtain and review a report from the external auditors at least annually regarding the external auditors' internal quality-control procedures; material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditors and the Company;

(t) establish policies for the Company's hiring of employees or former employees of the external auditors;

(u) monitor the relationship between management and the external auditors including reviewing any management letters or other reports of the external auditors and discussing any material differences of opinion between management and the external auditors;

Financial Reporting Process

(v) periodically discuss the integrity, completeness and accuracy of the Company's internal controls and the financial statements with the external auditors in the absence of the Company's management;

(w) in consultation with the external auditors, review the integrity of the Company's financial internal and external reporting processes;

(x) consider the external auditors' assessment of the appropriateness of the Company's auditing and accounting principles as applied in its financial reporting;

(y) review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company's auditing and accounting principles and practices suggested by the external auditors, internal audit personnel or management;

(z) review and discuss with the CEO and the CFO the procedures undertaken in connection with the CEO and CFO certifications for the interim and annual filings with applicable securities regulatory authorities;

(aa) review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls;

(bb) establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

(cc) discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management, the head of internal audit or the external auditors;

(dd) resolve any disagreements between management and the external auditors regarding financial reporting;

(ee) review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

(ff) retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board for such purposes);

(gg) discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

Corporate Controls and Procedures

(hh) receive confirmation from the CEO and CFO that reports to be filed with Canadian securities commissions and any other applicable regulatory agency: (a) have been prepared in accordance with the Company's disclosure controls and procedures; and (b) contain no material misrepresentations or omissions and fairly presents, in all material respects, the financial condition, results of operations and cash flow as of and for the period covered by such reports;

(ii) receive confirmation from the CEO and CFO that they have concluded that the disclosure controls and procedures are effective as of the end of the period covered by such reports;

(jj) discuss with the CEO and CFO any reasons for which any of the confirmations referred to in the two preceding paragraphs cannot be given by the CEO and CFO;

Code of Conduct and Ethics

(kk) review and discuss the Company's Code of Business Conduct and Ethics (the "Code") and the actions taken to monitor and enforce compliance with the Code;

(ll) establish procedures for: i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

Legal Compliance

(mm) confirm that the Company's management has the proper review system in place to ensure that the Company's financial statements, reports, press releases and other financial information satisfy Applicable Law;

(nn) review legal compliance matters with the Company's legal counsel;

(oo) review with the Company's legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Company's financial statements;

(pp) conduct or authorize investigations into matters within the Audit Committee's scope of responsibilities;

(qq) perform any other activities in accordance with the Audit Committee Charter, the Company's constating documents and Applicable Law the Audit Committee or the Board deems necessary or appropriate;

Related Party Transactions

(rr) review the financial reporting of any transaction between the Company and any officer, director or other "related party" (including any shareholder holding an interest greater than 5% in the Company) or any entity in which any such person has a financial interest;

(ss) review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures;

Reporting and Powers

(tt) report to the Board following each meeting of the Audit Committee and at such other times as the Board may consider appropriate; and

(uu) exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board.

Limitations of Responsibility

While the Audit Committee has the responsibilities and powers provided by this Audit Committee Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Peter Lewis - Chairman	Independent	Financially literate
David Hall	Independent	Financially literate
Peter Lowry	Independent	Financially literate

The Board will elect new members of the Audit Committee after the Meeting. The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries, and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The Audit Committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

The relevant education and experience of the current members of our Audit Committee is as follows:

Peter Lewis

Mr. Lewis is a chartered accountant and has been a partner with Lewis and Company, a firm specializing in taxation law, since 1993. His areas of expertise include: tax planning, acquisitions and divestitures, reorganizations and estate planning. Mr. Lewis has presented taxation courses at the Institute of Chartered Accountants of British Columbia and the Canadian Tax Foundation. He served on the Taxation Committee of the Institute of Chartered Accountants for three years and as President and Secretary-Treasurer at the Jericho Tennis Club for a combined eight years. Mr. Lewis is currently Finance Chair of the Marine Drive Golf Club.

David Hall

Mr. Hall has served as a director of the Company since December 22, 2010, Chairman of the Board since January 1, 2016 and was the President and Chief Executive Officer of the Company from December 22, 2010 until January 1, 2016. From 1994 through 2008, he served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a past member of the University of British Columbia's Tech Equity Investment Committee, a director and Chairman of the Audit Committee of GLG Lifetech Corporation, as well as Advantage BC.  Mr. Hall currently serves as a director of Avricore Health Inc.

Peter Lowry

Mr. Lowry is a chartered accountant with a Bachelor of Management Studies from the University of Waikato (4 year degree) and has completed the EY Executive Program of the Darden Business School, University of Virginia. He is an experienced executive having held a number of governance roles in New Zealand and overseas . As a director and consultant he is focused on business strategy and improvement across the private sector and government agencies including healthcare. His consulting and management experience include; managing one of the largest Cardiac services in Australasia, leading a large orthopaedic surgeon company, and the development and operational management of a number of orthopaedic joint-ventures that leverage intellectual property across a range of clinical, rehab and commercial settings.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-Audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Company's Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board and the Audit Committee, on a case-by-case basis as applicable.

External Auditor Service Fees (By Category)

In the following table, "Audit Fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year.  "Audit-Related Fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax Fees" are fees billed by the auditor for professional services rendered for tax compliance, advice and planning. "All Other Fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years, by category, are as follows:

Fiscal Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2021	$115,000	Nil	Nil	Nil
December 31, 2020	$80,000	Nil	$8,000	Nil

Exemption

The Company is relying on the exemption provided by Section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed other than by the directors or executive officers of the Company.

CORPORATE GOVERNANCE

General

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"), as adopted by the Canadian Securities Administrators, prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through meetings of the Board.

Each of Messrs. Hall, Lewis, Buckler, Lowry, and Boddington are "independent" in that they are independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with each their respective ability to act in the best interests of the Company. As Mr. Schutte is the President and CEO of the Company he is therefore not "independent".

Directorships

The following table sets out information regarding other directorships presently held by directors of the Company with other reporting issuers (or the equivalent) in Canada or any foreign jurisdiction:

Name of Director of the Company	Names of Other Reporting Issuers
Andrew Schutte	None
R. Lee Buckler	None
David Hall	Avricore Health Inc.(1)(2)
Peter Lewis	Landstar Properties Inc.(1)
Peter Lowry	None
Gary Boddington	None

(1) TSX Venture Exchange

(2) OTCQB

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board has not adopted a written ethical business code of conduct for directors, officers and employees. However, the Board believes that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board has established the NCCG Committee. The NCCG Committee consists of David Hall, Peter Lewis and Peter Lowry. The NCCG Committee adopted a charter on October 28, 2013.

The NCCG Committee evaluates the Board's effectiveness and the effectiveness of its members pursuant to the process for such evaluation approved by the Board and reviews, as required, the size and composition of the Board to ensure that there remain an appropriate number of "unrelated" and "independent" directors. The NCCG Committee also identifies and recommends qualified candidates to the Board who meet the selection criteria approved by the Board, and recommends slates of nominees for election by Shareholders at the annual meeting and, in this regard, the NCCG Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates or to otherwise assist the NCCG Committee in the discharging of its responsibilities, including the sole authority to approve the search firm's fees and other retention terms.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, support for the Company's mission and strategic objectives, and a willingness to serve.

Compensation

Among other duties, the NCCG Committee reviews and recommends to the Board for approval policies relating to compensation of the Company's executive officers and reviews the performance of the Company's executive officers and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company's executive officers.

When determining the compensation of its officers, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company's shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Accordingly, the Board relies on a number of factors including such input from the NCCG Committee, and through various discussions and without any formal objectives, criteria or analysis, in determining the compensation of its executive officers, as well as employees and consultants. The NCCG Committee ensures that the total compensation paid to all NEO and directors is fair and reasonable and is consistent with the Company's compensation philosophy. The final decision upon compensation is made by the Board.

Other Board Committees

The Company has an Operations Committee.  The members of the Operations Committee are David Hall, R. Lee Buckler, Andrew Schutte and Peter Lowry. The purpose of the Operations Committee is to advise management of the Company on all operational aspects of the Company on a regular basis and report to the Board.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board, the Audit Committee, the NCCG Committee and the Operations Committee. The Audit Committee, the NCCG Committee and the Operations Committee reviews the Board committee structure on an annual basis and recommends to the Board any changes it considers necessary or desirable with respect to that committee structure, including (all in consultation with the Chair of the Board): (i) the mandates of each committee; (ii) the criteria for membership on any committee; (iii) the composition of each committee; (iv) the appointment and removal of members from any committee; (v) the operations of each committee, including the ability of any committee to delegate any or all of its responsibilities to a sub-committee of that committee; and (vi) the process for each committee reporting to the Board.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company, and no associates or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities of the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

Directors, executive officers, proposed nominees for election as director of the Company may be interested in the approval of the Company's stock option plan, pursuant to which they may be granted stock options. See "Particulars of Matters to be Acted Upon - Approval of 2022 Equity Plan", below, for more information.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of 10% Rolling Stock Option Plan

On January 27, 2023, the Board approved the adoption of the Plan for the Company. The Plan will replace the Company's 2014 Plan which was originally adopted by the directors of the Company on April 15, 2014. The purpose of adopting a new stock option is to bring the Company's stock option plan in line with the current TSXV policy on Security Based Compensation (Policy 4.4) that was amended on November 24, 2021. The information below is a summary of the Plan and should be read in conjunction with full text of the Plan which will be accessible on the Company's SEDAR profile at www.sedar.com. Any definitions or capitalized terms used or referenced below have the same meaning attributed to them in the Plan.

The purpose of the Plan is to give to Eligible Persons as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals Options, exercisable over periods of up to ten (10) years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the Market Price prevailing on the date the Option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board. The key terms of the Plan are reflected in the disclosure below.

Administration

The Board shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in certain sections of the Plan and subject to any required prior Exchange approval, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

Number of  Shares

The maximum aggregate number of Shares that are issuable pursuant to security based compensation granted or issued under the Plan and all of the Company's other previously established or proposed security based compensation plans (to which the following limits apply under Exchange policies):

(a)  to all Optionees as a group (including for greater certainty Insiders (as a group) shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis at any point in time;

(b)  to Insiders (as a group) in any 12-month period shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, unless the Company has obtained the requisite disinterested shareholder approval pursuant to applicable Exchange policies;

(c)  to any one Optionee (including, where permitted under applicable policies of the Exchanges, any companies that are wholly owned by such Optionee) in any 12-month period shall not exceed 5% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, unless the Company has obtained the requisite disinterested shareholder approval pursuant to applicable Exchange policies;

(d)  to any one Consultant in any 12-month period shall not exceed 2% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date;

(e)  to Investor Relations Service Providers (as a group) in any 12-month period shall not exceed 2% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, and Investor Relations Service Providers shall not be eligible to receive any security based compensation other than Options if the Shares are listed on the TSX Venture Exchange at the time of any issuance or grant; and

(f)  to Eligible Charitable Organizations (as a group) shall not exceed 1% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date.

Securities

Each Option entitles the holder thereof to purchase one Share at an exercise price determined by the Board.

Participation

Any directors, officers, Employees, Management Company Employees, Consultants and Eligible Charitable Organizations of the Company and its subsidiaries (collectively "Eligible Persons").

Option Price

The Option Price under each Option shall be not less than the Market Price on the Grant Date less the applicable discount permitted under the policies of the Exchanges.

Exercise Period

The exercise period of an Option will be the period from and including the grant date up to 4:00 p.m. Pacific Time on the expiry date that will be determined by the Board at the time of grant (the "Expiry Date"), provided that the Expiry Date of an Option will be no later than the tenth anniversary of the Grant Date of the Option.

Cessation of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a) Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)  365 days after the date of death or Disability; and

(ii) the Expiry Date;

(b) Termination For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee's employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c) Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person.

Acceleration Events

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer and subject to the approval of the Exchanges with respect to Investor Relations Service Providers, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer. The Board shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days' notice is required and more than 30 days' notice is not required.

Amendments

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders (or disinterested shareholders, if required), Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.

As at the date of this Information Circular, the Company had 2,775,000 stock options issued and outstanding.

Obtaining a copy of the Plan

A copy of the Plan is attached to this Information Circular as Schedule "B" and is available for review at Clark Wilson LLP, the registered offices of the Company, at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 during normal business hours up to and including the date of the Meeting.

Approval of the Plan

The is subject to the approval of the TSXV and if the TSXV finds the disclosure in this Information Circular to be inadequate, then the Shareholder approval may not be accepted by the TSXV.  On January 27, 2023, the Company received conditional approval to the Plan from the TSXV.

Accordingly, at the Meeting, Shareholders will be asked to consider and if thought fit, approve an ordinary resolution ratifying and confirming the adoption of the Plan (the "Plan Resolution"). In order to be effective, an ordinary resolution requires approval by a majority of the votes cast by Shareholders for such resolution. The text of the proposed resolution is set forth below. Unless otherwise directed, the persons named in the enclosed proxy intend to vote IN FAVOUR of this resolution.

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company's new 10% Rolling Stock Option Plan adopted by the board of directors of the Company effective as of January 27, 2023 (the "Plan"), in the form attached as Schedule "B" to the management information circular of the Company dated January 27, 2023, including the reservation for issuance under the Plan at any time of a maximum of 10% of the issued Shares of the Company, be and is hereby confirmed, ratified and approved;

2. the board of directors (the "Board") of the Company is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the Shareholders; and

3. any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.

Management recommends that Shareholders vote for the approval of the Plan. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the Plan Resolution.

Private Placement and Change of Control

The Company intends on closing a private placement (the "Private Placement") of up to 10,500,000 units (each, a "Unit") of the Company at a price of $0.10 per Unit for gross proceeds of up to $1,050,000.  Each Unit consists of one Share and one-half of one transferable common share purchase warrant (each whole warrant, a "Warrant"), with each Warrant entitling the holder to acquire one Share (each, a "Warrant Share") at a price of $0.20 per Warrant Share for a period of four years from closing of the Private Placement.

Jamie Mackay, a 10% shareholder of the Company, has agreed to subscribe for 3,960,000 Units for gross proceeds of $396,000. The issuance of 3,960,000 Shares and 1,980,000 Warrants would result in Jamie Mackay beneficially owning more than 20% of the outstanding Shares of the Company.  Jamie Mackay also owns 2,851,000 Warrants, each of which is exercisable into one Share, of which 1,117,917 are exercisable at a price of $0.36 per Share until July 15, 2023, 1,058,083 are exercisable at a price of $0.40 per Share until May 4, 2025 and 675,000 are exercisable at a price of $0.20 per Share until December 30, 2025 (collectively, the "Derivative Securities").

Prior to the completion of the Private Placement, Jamie Mackay owns 15.49% of the issued and outstanding Shares, assuming exercise or conversion of all of the Derivative Securities.  If the Company obtains approval of the Shareholders and the Private Placement is completed, Jamie Mackay will own 31.46% of the issued and outstanding Shares assuming exercise or conversion of all Derivative Securities and the 1,980,000 Warrants issued in the Private Placement.

Under the rules of the TSXV governing private placements, shareholder approval is required where the issuance of common shares of a listed company together with the common shares that may be issued on the exercise of any warrants will result in the number of common shares to be beneficially owned by any one placee participating in a private placement, or to a group of placees who intend to vote their shares as a group in a private placement, being equal to or greater than 20% of the number of the Company's common shares outstanding after giving effect to the issuance of securities pursuant to a private placement. In addition, shareholder approval is required if the private placement may result in or is part of a transaction that will affect materially the control of the Company or the creation of a control person.

Accordingly, disinterested Shareholders will be asked to consider and, if thought fit, pass the following resolution (the "Change of Control Resolution"):

"RESOLVED, as an ordinary resolution of the disinterested Shareholders of RepliCel Life Sciences Inc., that:

1. the closing of the issuance of shares on a private placement basis (the "Private Placement") to Jamie Mackay, pursuant to which Jamie Mackay, a 10% shareholder of the Company, has subscribed for 3,960,000 units, comprised of 3,960,000 common shares of the Company and 1,980,000 share purchase warrants exercisable at $0.20 per common share for a period of four years from closing of the Private Placement, and the resulting creation of Jamie Mackay as a control person as such term is defined under the policies of the TSX Venture Exchange, be and is hereby approved;

2. any one director or officer of the Company is hereby authorized and directed to do all such things as may be necessary or desirable, in the opinion of such officer or director to give effect thereto."

The 6,013,03 Shares currently held by Jamie Mackay will not be counted in the vote.

Management of the Company recommends that Shareholders vote in favour of the Change of Control Resolution at the Meeting. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the Change of Control Resolution.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the Designated Persons named in the enclosed form of proxy intend to vote on any poll in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information about the Company can be obtained free of charge through the SEDAR website at www.sedar.com. Shareholders may also contact Andrew Schutte, President, at Suite 900 - 570 Granville Street, Vancouver, British Columbia V6C 3P1, Telephone: 604.248.8730, Facsimile: 604.248.8690, to request copies of the Company's financial statements and the related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year and in the financial statements and MD&A for subsequent financial periods, which are available on SEDAR.

Dated at Vancouver, British Columbia, the 27th day of January, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS OF

REPLICEL LIFE SCIENCES INC.

"Andrew Schutte"

Andrew Schutte
President, Chief Executive Officer and Director

SCHEDULE "A"

AUDITOR REPORTING PACKAGE

[See Attached]

REPLICEL LIFE SCIENCES INC.

Change of Auditor Notice

To: British Columbia Securities Commission

 Alberta Securities Commission

 Ontario Securities Commission

And to: BDO Canada LLP ("BDO")

Re: Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 -Continuous Disclosure Obligations ("NI 51-102")

Pursuant to Section 4.11 of NI 51-102, Replicel Life Sciences Inc. (the "Company") hereby gives notice that it has received the resignation of BDO Canada LLP ("BDO") as auditor of the Company. In accordance with NI 51-102, the Company hereby states that:

1. BDO issued a resignation letter on its own initiative as auditors of the Company effective July 15, 2022;

2. the resignation of BDO was not considered or approved by the audit committee of the Company or the board of directors of the Company;

3. there was no modified opinion expressed in BDO's report on any of the Company's financial statements relating to the period commencing at the beginning of the Company's two most recently completed financial years and ending on the date of resignation of BDO; and

4. there have been no "reportable events" within the meaning assigned under subsection 4.11(1) of NI 51-102.

DATED the 25th day of July, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

OF REPLICEL LIFE SCIENCES INC.

"Lee Buckler"
Lee Buckler Chief Executive Officer and Director

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	1100 - Royal Centre
www.bdo.ca	1055 West Georgia Street P.O. Box 11101
Vancouver, BC V6E 3P3 Canada

July 26, 2022

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Replicel Life Sciences Inc. (the "Company")

As required under subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have read the Company's Change of Auditor Notice dated July 25, 2022 ("the Notice").

We confirm our agreement with the information contained in the Notice pertaining to our firm except that we have no basis to agree or disagree with item 2 in the Notice.

Yours very truly,

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

REPLICEL LIFE SCIENCES INC.

Change of Auditor Notice

To: British Columbia Securities Commission

 Alberta Securities Commission

 Ontario Securities Commission

And to: Mao & Ying LLP

Re: Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 -Continuous Disclosure Obligations ("NI 51-102")

Pursuant to Section 4.11 of NI 51-102, Replicel Life Sciences Inc. (the "Company") hereby gives notice that it has received the consent of Mao & Ying LLP ("Mao & Ying") to act as auditor of the Company. In accordance with NI 51-102, the Company hereby states that:

1. BDO issued a resignation letter on its own initiative as auditors of the Company effective July 15, 2022;

2. the resignation of BDO was not considered or approved by the audit committee of the Company or the board of directors of the Company;

3. the appointment of Mao & Ying was approved by the audit committee and the board of directors of the Company;

4. there was no modified opinion expressed in BDO's report on any of the Company's financial statements relating to the period commencing at the beginning of the Company's two most recently completed financial years and ending on the date of resignation of BDO; and

5. there have been no "reportable events" within the meaning assigned under subsection 4.11(1) of NI 51-102.

DATED the 6th day of December, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

OF REPLICEL LIFE SCIENCES INC.

"Andrew Schutte"
Andrew Schutte Chief Executive Officer and Director

Mao & Ying LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

December 6, 2022

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Replicel Life Sciences Inc. (the "Company")

As required by subparagraph 5(a)(ii) of section 4.11 of National Instrument 51.102, we have reviewed the Notice of Change of Auditor of the Company dated December 6, 2022 (the "Notice") and, based on our knowledge of such information at this time, we have no basis to agree or disagree with the statements made in the Notice.

Yours truly,

MAO & YING LLP

cc: The Board of Directors, Replicel Life Sciences Inc.

SCHEDULE "B"

10% ROLLING STOCK OPTION PLAN

[See Attached]

REPLICEL LIFE SCIENCES INC.

January 27, 2023

10% ROLLING STOCK OPTION PLAN

1. PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, officers, Employees, Management Company Employees, Consultants and Eligible Charitable Organizations (as such terms are defined below) of the Company and its subsidiaries (collectively "Eligible Persons"), to be known as the "RepliCel Life Sciences Inc. Stock Option Plan" (the "Plan"). The purpose of the Plan is to give to Eligible Persons as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals Options, exercisable over periods of up to ten (10) years as determined by the Board, to buy shares of the Company at a price not less than the Market Price prevailing on the date the Option is granted less applicable discount, if any, permitted by the policies of the Exchange and approved by the Board.

2. DEFINITIONS

In this Plan, the following terms shall have the following meanings:

(a) "Board" means the Board of Directors of the Company;

(b) "Change of Control" means the occurrence of any one or more of the following events:

(i) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor;

(ii) the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all of the Company's assets;

(iii) a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv) a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders' resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or

(v) any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 30% or more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor Company (regardless of whether a meeting has been called to elect directors);

For the purposes of the foregoing, "Voting Securities" means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

(c) "Company" means RepliCel Life Sciences Inc. and its successors;

(d) "Consultant" means a "Consultant" as defined in the TSXV Policies;

(e) "Consultant Company" means a "Consultant Company" as defined in the TSXV Policies;

(f) "Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(i) being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(ii) acting as a director or officer of the Company or its subsidiaries;

(g) "Eligible Charitable Organization" means an "Eligible Charitable Organization" as defined in TSXV Policies;

(h) "Eligible Persons" has the meaning given to that term in Section 1;

(i) "Employee" means an "Employee" as defined in the TSXV Policies;

(j) "Exchange" means the TSX Venture Exchange and, if applicable, any other stock exchange on which the Shares are listed;

(k) "Exchange Hold Period" means "Exchange Hold Period" as defined in TSXV Policies;

(l) "Expiry Date" means the date set by the Board under Section 3.1, as the last date on which an Option may be exercised;

(m) "Grant Date" means the date specified in an Option Agreement as the date on which an Option is granted;

(n) "Insider" means an "Insider" as defined in the TSXV Policies;

(o) "Investor Relations Activities" means "Investor Relations Activities" as defined in the TSXV Policies;

(p) "Investor Relations Service Provider" means "Investor Relations Service Provider" as defined in the TSXV Policies;

(q) "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in National Instrument 62-104 - Take-Over Bids and Issuer Bids;

(r) "Management Company Employee" means a "Management Company Employee" as defined in the TSXV Policies;

(s) "Market Price" of Shares at any Grant Date means the market price per Share as determined by the Board, provided that if the Company is listed on an Exchange, such price shall not be less than the market price determined in accordance with the rules of such Exchange;

(t) "Option" means an option to purchase Shares granted pursuant to, or governed by, this Plan and any pre-existing stock option plan of the Company;

(u) "Option Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option;

(v) "Optionee" means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators;

(w) "Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of Section 5;

(x) "Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option;

(y) "Plan" means this RepliCel Life Sciences Inc. Stock Option Plan;

(z) "Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to Section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment;

(aa) "Securities Act" means the Securities Act (British Columbia), R.S.B.C. 1996, c.418, as amended, as at the date hereof;

(bb) "TSXV Policies" means the policies included in the TSX Venture Exchange Corporate Finance Manual and "TSXV Policy" means any one of them;

(cc) "TSX Venture Exchange" means the TSX Venture Exchange;

(dd) "Unissued Option Shares" means the number of Shares, at a particular time, which have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of Section 5, such adjustments to be cumulative; and

(ee) "Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3. GRANT OF OPTIONS

3.1 Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons. Where permitted under applicable policies of the Exchange, companies that are wholly owned by Eligible Persons may also be issued Options. The Option Price under each Option shall be not less than the Market Price on the Grant Date less the applicable discount permitted under the policies of the Exchange or, if the Shares are not listed on any Exchange, less 25%. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years after the Grant Date, subject to the operation of Section 4.1. Options shall not be assignable or transferable by the Optionee.

3.2 Limits on Shares Issuable on Exercise of Options

The maximum aggregate number of Shares that are issuable pursuant to security based compensation granted or issued under the Plan and all of the Company's other previously established or proposed security based compensation plans (to which the following limits apply under the policies of the Exchange):

(a) to all Optionees as a group (including for greater certainty Insiders (as a group)) shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis at any point in time;

(b) to Insiders (as a group) in any 12-month period shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, unless the Company has obtained the requisite disinterested shareholder approval pursuant to applicable Exchange policies;

(c) to any one Optionee (including, where permitted under applicable policies of the Exchanges, any companies that are wholly owned by such Optionee) in any 12-month period shall not exceed 5% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, unless the Company has obtained the requisite disinterested shareholder approval pursuant to the policies of the Exchange;

(d) to any one Consultant in any 12-month period shall not exceed 2% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date;

(e) to Investor Relations Service Providers (as a group) in any 12-month period shall not exceed 2% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, and Investor Relations Service Providers shall not be eligible to receive any security based compensation other than Options if the Shares are listed on the TSX Venture Exchange at the time of any issuance or grant; and

(f) to Eligible Charitable Organizations (as a group) shall not exceed 1% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date.

3.3 Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or a subsidiary of the Company. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan. All Options shall be subject to any applicable resale restrictions pursuant to applicable securities laws. In addition, Options and Option Shares that are subject to the Exchange Hold Period pursuant to TSXV Policies must be legended with the Exchange Hold Period commencing on the Grant Date, and the Option Agreement shall contain any applicable resale restriction or Exchange Hold Period.

4. EXERCISE OF OPTION

4.1 When Options May be Exercised

Subject to Sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 4:00 p.m. Pacific Time on the Expiry Date and shall not be exercisable thereafter. In the event that the Expiry Date of an Option falls during a trading blackout period imposed by the Company (the "Blackout Period"), the Expiry Date of such Option shall automatically be extended to a date which is ten (10) trading days following the end of such Blackout Period (the "Extension Period"), subject to no cease trade order being in place under applicable securities laws; provided that if an additional Blackout Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Blackout Period to enable the exercise of such Option within ten (10) trading days following the end of the last imposed Blackout Period.

4.2 Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company or such other method of payment as is acceptable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque or other method of payment, as the case may be, is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3 Vesting of Option Shares

The Board, subject to the policies of the Exchanges, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Unless otherwise specified by the Board at the time of granting an Option, and subject to the other limits on Option grants set out in Section 3.2, all Options granted under the Plan shall vest and become exercisable in full upon grant, except Options granted to Investor Relations Service Providers, which Options must vest in stages over twelve months with no more than one-quarter of the Options vesting in any three month period no sooner than three months after the Grant Date.

4.4 Termination of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a) Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i) 365 days after the date of death or Disability; and

(ii) the Expiry Date;

(b) Termination For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee's employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date;

(c) Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person;

(d) Spin-Out Transactions

If pursuant to the operation of Section 5.3(c) an Optionee receives options (the "New Options") to purchase securities of another company (the "New Company") in respect of the Optionee's Options (the "Subject Options"), the New Options shall expire on the earlier of: (i) the Expiry Date of the Subject Options; (ii) if the Optionee does not become an Eligible Person in respect of the New Company, the date that the Subject Options expire pursuant to Section 4.4(a), (b) or (c), as applicable; (iii) if the Optionee becomes an Eligible Person in respect of the New Company, the date that the New Options expire pursuant to the terms of the New Company's stock option plan that correspond to Section 4.4(a), (b) or (c) hereof; and (iv) the date that is one (1) year after the Optionee ceases to be an Eligible Person in respect of the New Company or such shorter period as determined by the Board; and

(e) Eligible Charitable Organizations

If the Optionee ceases to be an Eligible Person due to no longer being an Eligible Charitable Organization, the Options then held by that Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the date the Optionee ceases to be an Eligible Person.

Notwithstanding the foregoing, the Board may, in its sole discretion if it determines such is in the best interests of the Company, extend the early Expiry Date (as set out above in this Section 4.4) of any Option held by an Optionee who ceases to be an Eligible Person to a later date within a reasonable period, subject to such period not exceeding 12 months from the date the Optionee ceases to be an Eligible Person.

For purposes of this Section 4.4, the dates of death, Disability, termination, retirement, voluntary resignation, ceasing to be an Eligible Person and incapacity shall be interpreted to be without regard to any period of notice (statutory or otherwise) or whether the Optionee or his or her estate continues thereafter to receive any compensatory payments from the Company or is paid salary by the Company in lieu of notice of termination.

For greater certainty, an Option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this Section 4.4 occurred, shall not be or become vested or exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5 Effect of a Take-Over Bid

If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of Section 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon (subject to the approval of the Exchange with respect to Investor Relations Service Providers) all Option Shares subject to such Offer will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a) the Offer is not completed within the time specified therein; or

(b) all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to Section 4.3 shall be reinstated. If any Option Shares are returned to the Company under this Section 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6 Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer and subject to the approval of the Exchange with respect to Investor Relations Service Providers, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer. The Board shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than five business days' notice is required and more than 30 days' notice is not required.

4.7 Compulsory Acquisition or Going Private Transaction

If and whenever, following a take-over bid or issuer bid, there shall be a compulsory acquisition of the Shares of the Company pursuant to Division 6 of the Business Corporations Act (British Columbia) or any successor or similar legislation, or any amalgamation, merger or arrangement in which securities acquired in a formal take-over bid may be voted under the conditions described in Section 8.2 of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, then following the date upon which such compulsory acquisition, amalgamation, merger or arrangement is effective, an Optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such Optionee was theretofore entitled to purchase upon the exercise of his or her Options, the aggregate amount of cash, shares, other securities or other property which such Optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to the take-over bid.

4.8 Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee, subject to the approval of the Exchange with respect to Investor Relations Service Providers or if otherwise necessary.

4.9 Exclusion from Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.10 Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option which has been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being exercised, may be made the subject of a further Option pursuant to the provisions of the Plan.

5. ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1 Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution (subject to the prior approval of the Exchange), or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a) the Option Price will be adjusted to a price per Share which is the product of:

(i) the Option Price in effect immediately before that effective date or record date; and

(ii) a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b) the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in Section 5.1(a)(ii).

Any increase in the number of Unissued Option Shares as a result of the adjustment provisions provided in this Section 5.1 is subject to compliance with the limits set out in Section 3.2 and, if any increase in the number of Unissued Option Shares as a result of the adjustment provisions provided in this Section 5.1 would result in any limit set out in Section 3.2 being exceeded, then the Company may, if determined by the Board in its sole and unfettered discretion (subject to the prior approval of the Exchange), make payment in cash to the Optionee in lieu of increasing the number of Unissued Option Shares in order to properly reflect any diminution in value of the Option Shares as a result of such Share Reorganization.

5.2 Special Distribution

Subject to the prior approval of the Exchange, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a) shares of the Company, other than the Shares;

(b) evidences of indebtedness;

(c) any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

(d) rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution. Any increase in the number of Unissued Option Shares as a result of the adjustment provisions provided in this Section 5.2 is subject to compliance with the limits set out in Section 3.2 and, if any increase in the number of Unissued Option Shares as a result of the adjustment provisions provided in this Section 5.2 would result in any limit set out in Section 3.2 being exceeded, then the Company may, if determined by the Board in its sole and unfettered discretion (subject to the prior approval of the Exchanges), make payment in cash to the Optionee in lieu of increasing the number of Unissued Option Shares in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3 Corporate Organization

Subject to the prior approval of the Exchange, whenever there is:

(a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in Sections 5.1 or 5.2;

(b) a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities;

(c) an arrangement or other transaction under which, among other things, the business or assets of the Company become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the Company's shareholders, or the exchange with the Company's shareholders, of securities of the Company, or securities of another company, or both; or

(d) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation,

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he/she would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he/she would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he/she had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Board. In the case of any Option with an Option Price that equals or exceeds the price paid for a Share in connection with the Corporate Reorganization, the Board may cancel the Option without the payment of consideration therefor.

5.4 Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Board may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5 Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of Sections 5.1, 5.2 or 5.3 is subject to the prior approval of the Exchanges and any other governmental authority having jurisdiction. Notwithstanding the foregoing, adjustments pursuant to Section 5.1 due to a Share subdivision, combination or consolidation do not require prior TSX Venture Exchange approval.

6. MISCELLANEOUS

6.1 Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2 Necessary Approvals

The Plan shall be effective upon the approval of the Plan by the Board and the Exchange or any regulatory authority having jurisdiction over the securities of the Company and shall be ratified thereafter by the shareholders of the Company by way of an ordinary resolution at the next duly convened meeting of the shareholders of the Company (or such other level of approval required by the policies of the Exchange). Disinterested shareholder approval (as required by the Exchange) will be obtained for any reduction in the exercise price, or any extension of the term, of any Option granted under this Plan if the Optionee is an Insider at the time of the proposed amendment. In addition, any amendment to an Option (including any cancellation of an Option and subsequent grant of a new Option to the same Person within one year) that results in a benefit to an Insider at the time of amendment will be subject to disinterested shareholder approval (as required by the Exchange). The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchange and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3 Administration of the Plan

The Board shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in Section 5.4 and subject to any required prior approval of the Exchange, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4 Withholding Taxes

The exercise of each Option granted under the Plan is subject to the condition that if at any time the Company determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Company. In such circumstances, the Company may require that the Optionee pay to the Company, in addition to and in the same manner as the exercise price for the Shares, such amount as the Company is obliged to remit to the relevant tax authority in respect of the exercise of the Option. Alternatively, the Company shall have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by retaining or acquiring any Shares acquired upon exercise of any Option, or retaining any amount payable, which would otherwise be issued or delivered, provided or paid to an Optionee by the Company, whether or not such amounts are payable under the Plan.

6.5 Amendments to the Plan

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders (or disinterested shareholders, if required), the Exchange or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.

6.6 Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7 No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8 Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9 No Assignment or Transfer

No Optionee may assign or transfer any of his or her rights under the Plan or any option granted thereunder. Notwithstanding the foregoing, where permitted under applicable policies of the Exchange, companies that are wholly owned by Eligible Persons may be issued Options.

6.10 Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11 Previously Granted Options

Stock options which are outstanding under pre-existing stock option plan(s) of the Company as of the effective date of this Plan shall continue to be exercisable and shall be deemed to be governed by and be subject to the terms and conditions of this Plan except to the extent that the terms of this Plan are more restrictive than the terms of such pre-existing plan(s) under which such stock options were originally granted, in which case the applicable pre-existing plan(s) shall govern, provided that any stock options granted, issued or amended after November 23, 2021 must comply with TSXV Policy 4.4 - Incentive Stock Options (as at November 24, 2021).

6.12 Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.13 Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the province of British Columbia.

6.14 Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.15 Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

SCHEDULE "A"

REPLICEL LIFE SCIENCES INC.

STOCK OPTION PLAN - OPTION AGREEMENT

[If the Company is listed on the TSX Venture Exchange at the time of the option grant, the following legend is required in respect of: (i) Options with an Option Price at a discount to the Market Price; or (ii) Options granted to directors, officers, promoters of the Company or persons holding securities carrying more than 10% of the voting rights and who have elected or appointed or have the right to elect or appoint one or more directors or senior officers of the Company: Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this agreement and any securities issued upon exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ♦, 20♦ (being four months and one day after the date of grant).]

This Option Agreement is entered into between REPLICEL LIFE SCIENCES INC. (the "Company") and the OPTIONEE named below pursuant to the Company Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1. on ♦, 20♦ (the "Grant Date");

2. ♦ (the "Optionee");

3. was granted the option (the "Option") to purchase ♦ common shares (the "Option Shares") of the Company;

4. for the price (the "Option Price") of $♦ per share;

5. which rights to purchase the Option Shares under the Option may be exercised and will vest on the Grant Date [OR set forth applicable vesting schedule - NOT LESS THAN QUARTERLY VESTING OVER A MINIMUM OF 1 YEAR FOR INVESTOR RELATIONS SERVICE PROVIDERS]; and

6. the Option will terminate on ♦ (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan. For greater certainty, Option Shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

Where the Optionee is resident in or otherwise subject to the securities laws of the United States, the Optionee acknowledges that any Option Shares received by him/her upon exercise of the Option have not been registered under the United States Securities Act of 1933, as amended, or the Blue Sky laws of any state (collectively, the "Securities Acts"). The Optionee acknowledges and understands that the Company is under no obligation to register, under the Securities Acts, the Option Shares received by him/her or to assist him/her in complying with any exemption from such registration if he/she should at a later date wish to dispose of the Option Shares. The Optionee acknowledges that the Option Shares shall bear a legend restricting the transferability thereof, such legend to be substantially in the following form:

"The shares represented by this certificate have not been registered or qualified under the United States Securities Act of 1933, as amended or state securities laws. The shares may not be offered for sale, sold, pledged or otherwise disposed of unless so registered or qualified, unless an exemption exists or unless such disposition is not subject to U.S. federal or state securities laws, and the Company may require that the availability of any exemption or the inapplicability of such securities laws be established by an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to the Company."

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

Acknowledgement - Personal Information

The undersigned hereby acknowledges and consents to:

(a) the disclosure to the TSX Venture Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and

(b) the collection, use and disclosure of such personal information by the TSX Venture Exchange and all other regulatory authorities in accordance with their requirements, including the provision to third party service providers, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ♦ day of ♦, 20__.

WITNESSED BY:	)	REPLICEL LIFE SCIENCES INC.
)
)
Signature	)
	)	Per:
	)		Authorized Signatory
Print Name	)
)
)
Address	)
)

REPLICEL LIFE SCIENCES INC.

STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO: RepliCel Life Sciences Inc. (the "Company")

The undersigned hereby irrevocably gives notice, pursuant to the stock option plan of the Company (the of the exercise of stock options ("Options") to acquire and hereby subscribes for (cross out inapplicable item):

(a) all of the Option Shares; or

(b) of the Option Shares,

which are the subject of the Option Agreement attached hereto.

The undersigned tenders herewith payment to "RepliCel Life Sciences Inc.", or such other payee as directed by the Company, in an amount equal to the aggregate exercise price of the aforesaid Option Shares and directs the Company to issue the certificate evidencing said Option Shares in the name of the undersigned and mail a copy of that certificate to the undersigned at the following address:

___________________________________

___________________________________

___________________________________

DATED the _____ day of _____________________, 20____.

__________________________________________
Signature of Option Holder